Solectron Corporation
                            Solectron Capital Trust I
                               777 Gibraltar Drive
                               Milpitas, CA 95035

                                January 28, 1999

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549
Attn: Corey Jennings

Re: Solectron Corporation                  Solectron Capital Trust I
    Registration Statement on Form S-3     Registration Statement on Form S-3
    File No. 333-69443                     File No. 333-69443-01

Ladies and Gentlemen:

         This letter is filed in reference to the Registration Statement on Form S-3 of Solectron Corporation, a Delaware corporation ("Solectron") (File No. 333-69443) and the Registration Statement on Form S-3 of Solectron Capital Trust I, a Delaware business trust ("Solectron Trust") (File No. 333-69443-01), which were filed on December 22, 1998.

         Pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, Solectron Trust, as Registrant under Registration Statement (File No. 333-69443-01), hereby applies to withdraw such Registration Statement, without in any way affecting the continuation of the Registration Statement of Solectron Corporation (File No. 333-69443). No securities have been sold by the Trust pursuant to Registration Statement No. 333-69443-01.

Very truly yours,

SOLECTRON CAPITAL TRUST I,
a Delaware business trust

By:  Solectron Corporation
as Depositor

By:   /s/ SUSAN S. WANG
Susan S. Wang
Senior Vice President, Chief Financial
Officer and Secretary